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                           QUINTANA MARITIME LIMITED


                                  July 14, 2005




Mr. Daniel H. Morris
Attorney Advisor
Division of Corporation Finance
United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

         Re:      Quintana Maritime Limited
                  Tandy Letter - Acceleration Request
                  Registration Statement on Form S-1 (File No. 333-124576)

Dear Mr. Morris:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 originally filed by Quintana Maritime Limited on May 3, 2005, as amended, to become effective at 3:00 p.m. Eastern Standard Time, Thursday, July 14, 2005 or as soon as reasonably practicable thereafter. In connection with this acceleration request, the Registrant hereby acknowledges that:

    o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing;

    o effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    o the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                      Very truly yours,

                                      QUINTANA MARITIME LIMITED

                                      By:     /s/ Paul J. Cornell
                                              ------------------------------
                                              Name:  Paul J. Cornell
                                              Title: Chief Financial Officer